EXHIBIT D
                                   EXHIBIT D
                                     to the
                             Distributor's Contract


                             FIRSTAR STELLAR FUNDS

                  Firstar Stellar Science & Technology Fund
                                   B Shares

   The following provisions are hereby incorporated and made part of the Distributor's Contract dated April 1, 1999, between Firstar Stellar Funds and ESI with respect to the Class of shares set forth above.

1. The Trust hereby appoints ESI to engage in activities principally intended to result in the sale of shares of the above-listed Class ("Shares"). Pursuant to this appointment, ESI is authorized to select a group of financial institutions ("Financial Institutions") to sell Shares at the current offering price thereof as described and set forth in the respective prospectuses of the Trust.

2. During the term of this Agreement, the Trust will pay ESI for services pursuant to this Agreement, a monthly fee computed at the annual rate of distribution fee of the average aggregate net asset value of the Shares held during the month. For the month in which this Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the month.

3. ESI may from time-to-time and for such periods as it deems appropriate reduce its compensation to the extent any Class expenses exceed such lower expense limitation as ESI may, by notice to the Trust, voluntarily declare to be effective.

4. ESI will enter into separate written agreements with various firms to provide certain of the services set forth in Paragraph 1 herein. ESI, in its sole discretion, may pay Financial Institutions a periodic fee in respect of Shares owned from time to time by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid shall be determined from time to time by ESI in its sole discretion.

5. ESI will prepare reports to the Board of Trustees of the Trust on a quarterly basis showing amounts expended hereunder including amounts paid to Financial Institutions and the purpose for such expenditures, relying on information furnished to ESI by Firstar Stellar Corporation.

6. ESI shall maintain membership in the National Securities Clearing Corporation ("NSCC") Fund/Serv System for the purpose of clearing trades in shares of Firstar Stellar Funds, as necessary and as may be agreeable between Firstar Stellar Funds and ESI (provided Firstar Stellar Funds shall be responsible for settling transactions and transmitting and accepting funds for trades cleared through NSCC).

7. ESI shall enter into dealer agreements and related agreements under Firstar Stellar Funds' Rule 12b-1 Plan and oversee payment of distribution fees to dealers by Firstar Mutual Fund Services, LLC.

8. ESI shall assist in the administration of the payments of sales charge concessions and distribution fees to dealers in such manners as may be mutually acceptable to ESI and Firstar Mutual Fund Services, LLC.

   In consideration of the mutual covenants set forth in the Distributor's Contract dated April 1, 1999 between Firstar Stellar Funds and Edgewood Services, Inc., Firstar Stellar Funds executes and delivers this Exhibit on behalf of the Funds and Classes first set forth in this Exhibit.

  Witness the due execution hereof this 1st day of May, 1999.

                              FIRSTAR STELLAR FUNDS



                              By:-------------------------
                              Name:-----------------------
                              Title:----------------------


                              EDGEWOOD SERVICES, INC.

                              By:-------------------------
                              Name:-----------------------
                              Title:----------------------